

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2012

Via E-mail
Gregg S. Kantor
President and Chief Executive Officer
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

      Re: **Northwest Natural Gas Company**
           Form 10-K for Fiscal Year Ended December 31, 2011
           Filed February 28, 2012
           File No. 1-15973

Dear Mr. Kantor:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ William H. Thompson

           William H. Thompson
           Accounting Branch Chief

cc: MardiLyn Saathoff, Chief Governance Officer and Corporate Secretary
       Steve Feltz, Treasurer and Controller